MARCo Health, Inc



ANNUAL REPORT

56 Sage Court

Bedminster, NJ 07921

(201) 650-5096

https://www.marcohealthtech.com

This Annual Report is dated April 9, 2025.

BUSINESS

MARCo Health develops therapeutic social robots to provide 24/7 available, personalized mental healthcare to teens and young adults struggling with depression and anxiety. Our flagship product, MARCo - the Mental-Health Assisting Robot Companion, is a patented robot therapist that supports our users through five proven tracts of mental health interventions - behavioral activation, mindfulness, cognitive behavioral therapy, biofeedback ,and emergency outreach. We reach these users by selling both B2B - targeting directors of school and college counseling systems - and D2C - through an ecommerce site - where our robots are available on 3-year subscription/upgrade plans. We currently procure and assemble our robots in house, but we have a mass production partner lined up for outsourced production once the capital becomes available. We are a standalone C-Corp entity.

MARCo Health, Inc was initially organized as MARCo Technologies, a New Jersey Limited Liability Company on Feb 17, 2018 and converted to a Delaware C-Corporation on July 21, 2022.

Please note the Company's main patent #11439346, was invented by the Company's CEO, Jacob Boyle. This patent was granted in 2022 and has yet to be assigned to the Company. The Company is in the process of finalizing the assignment, and has been granted sole and total permission to utilize the patent and the technology disclosed therein to the extent which the Company would utilize it if the patent were assigned to the Company.

Further, the Company's Internet domain name is currently in the process of being transferred from MARCo Technologies, LLC to MARCo Health, Inc.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $175,000.00

Number of Securities Sold: 69,000

Use of proceeds: Operations, IP protection, hiring a part time staff, organic marketing, PR, inventory, and legal documentation for additional fund raising

Date: September 14, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue
Revenue for fiscal year 2024 was $131,901 compared to $10,107 in fiscal year 2023.
Revenue increased by 1305% between FY2023 and FY2024 due to an increase in robot sales and contracts for AI based services provided to customers tied to MARCo Health's AI.

Cost of sales
Cost of Sales for fiscal year 2024 was $16,305 compared to $7,130 in fiscal year 2023.
Cost of sales increased between FY 2023 and FY 2024 due to the higher volumes of product sold, but the cost of sales on a per product basis decreased due to the higher volumes produced, new manufacturers who were able to provide parts at lower cost across all components, reduced labor required to make the robots, and cost saving modifications to the product designs.

Gross margins
Gross margins for fiscal year 2024 were $115,597 compared to $2,977 in fiscal year 2023.
Gross margins increased by 3,883% as a result of the increased revenue and decreased cost of goods sold as a result of easing supply chain challenges leading to lower component costs of the products. It also increased as a reflection of the Company offering additional AI services that do not have cost of goods sold as a purely software offering.

Expenses
Expenses for fiscal year 2024 were $113,319 compared to $146,416 in fiscal year 2023.
Expenses decreased by 22% primarily due to a decrease in payroll to a smaller team of contractors and employees than who was brought in during 2023. Payroll expenses accounted for $48,738, or 43% of operating expenses in FY2023. The contractors hired during this time period were largely brought on for a project basis and were not retained past the completion of the projects, so it is unlikely that this distribution of expenses will continue for FY2025.

Historical results and cash flows:
The Company is currently in the initial production stage and initial revenue generation stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company historically did not have the capital on hand to manufacture its products at appropriate scale, leading to a considerable loss of potential sales. Past cash was primarily generated through sales, government grants, owner contributions, and prize money. Our goal is to raise the capital needed to manufacture our products at scale and maintain a full-time staff to become profitable within 18 months of investment.

We believe that the company's cash flows will improve materially in the future compared to the previous two fiscal years due to a number of factors. First is that, in previous years, we did not have the inventory to meet our demand, or adequate cash flow from sales to reinvest into growing inventory. Thanks to our previous raise and ongoing contracts, we have been able to invest into growing our inventory further, which has had a positive and growing effect on the sales we have been able to generate and close. Second, the contractors we hired on a project basis have completed their projects and our team is now at an optimal size to continue operations. If we need any projects in the future, we will fundraise to offset these expenses.

Additionally, we anticipate an increased cash flow from grant funding in the future due to the expansion of our team. In previous years, we were eligible for a majority of government grants due to the size and makeup of our founding team. In the past fiscal year, we have increased our team and brought on scientific experts onto our executive team and scientific advisory board, as well as starting partnerships with key research institutions. Combined, we believe these factors will increase our eligibility for government grants, which will be a core contributor to an increased cash flow in the coming fiscal years.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $27,418.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jacob Boyle

Jacob Boyle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: February, 2018 - Present

Responsibilities: Leading the company's direction, overseeing operations, making deals, pitching to investors, and ensuring the product roadmap. Currently does not receive salary, has an equity amount equivalent to 73.8% of all issued shares.

Position: Director

Dates of Service: July, 2022 - Present

Responsibilities: Serving as a director of the Delaware C-Corp for legal business purposes. This role was not compensated with a salary.

Position: President

Dates of Service: July, 2022 - Present

Responsibilities: All roles as CEO for legal business purposes. This role did not receive a salary or equity compensation

Other business experience in the past three years:

Employer: Capintec/Mirion Technologies Inc.

Title: Mechanical Engineering

Dates of Service: August, 2021 - Present

Responsibilities: Designing and developing radiation shielding, monitoring, and handling equipment for the radiopharmaceutical industry, traveling to hospitals around the country for custom installations and customer support, and scaling manufacturing efficiency to help the company grow from $1.3M MRR to $4.2M MRR over six months.

Other business experience in the past three years:

Employer: C2 Education

Title: STEAM Teacher

Dates of Service: January, 2020 - July, 2021

Responsibilities: Assisting students from ages 10-20 in classes of 1-3 with college preparation, teaching lessons in a range of advanced STEAM subjects, and coaching students on personal and academic life situations.

Name: Tina Mulligan

Tina Mulligan's current primary role is with MARCo Health.

Positions and offices currently held with the issuer:

Position: Chief Customer Officer

Dates of Service: September, 2022 - Present

Responsibilities: Developing the clinical algorithms of MARCo, the mental-health assisting robot companion, as well as leading the professional development of MARCo. In this position, Tina is also responsible for leading sales pitches and meetings with clinical and educational groups.

Other business experience in the past three years:

Employer: EmpowerU

Title: Licensed Professional Counselor

Dates of Service: January, 2021 - May 2024

Responsibilities: Providing intensive in-home therapy services for high-risk youth in New Jersey.

Name: Nithin Krishna

Nithin Krishna's current primary role is with HotKeys Holding. Nithin Krishna currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Clinical Officer

Dates of Service: August, 2022 - Present

Responsibilities: Developing a clinical roadmap for the Company's products; identifying, pursuing, and overseeing key clinical and research partnerships; assisting the CEO in operational and strategic duties as necessary.

Position: Acting COO

Dates of Service: August, 2022 - Present

Responsibilities: Managing day-to-day operations; identifying key staff needed; assisting the CEO with operational and strategic duties as needed.

Other business experience in the past three years:

Employer: BloominMind HealthTech Inc.

Title: Chief Medical Officer

Dates of Service: September, 2018 - March, 2022

Responsibilities: Managing physicians across BloominMind's health clinics and leading the company's medical compliance and growth directions.

Other business experience in the past three years:

Employer: HotKeys Holding

Title: Founder

Dates of Service: July, 2022 - Present

Responsibilities: Managing and brokering investment deals in disruptive tech start-ups globally. Responsible for partnering, investing, and promoting HealthTech, EdTech and BioTech companies.

Other business experience in the past three years:

Employer: OmRX

Title: Consulting Strategist

Dates of Service: August, 2022 - Present

Responsibilities: Assisting company management in determining direction, market opportunities, and fundraising and operational strategies.

Other business experience in the past three years:

Employer: Bloom Health Centers

Title: Board Member

Dates of Service: August, 2022 - Present

Responsibilities: Attending once a quarter board meetings and assisting company management in determining strategies and market opportunities.

Other business experience in the past three years:

Employer: PSYCH ASSOCIATES OF MARYLAND LLC

Title: Chief Executive Officer

Dates of Service: April, 2018 - March, 2022

Responsibilities: Founded a system of mental health clinics in the state of Maryland and managed clinicians and centers across the state.

Name: Nigam Samal

Nigam Samal's current primary role is with BlackPagoda Advisors. Nigam Samal currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Acting CTO

Dates of Service: September, 2022 - Present

Responsibilities: Overseeing the company's technological roadmap, overseeing manufacturing and R&D partnerships, and managing development staff.

Position: Principal Financial Officer

Dates of Service: September, 2022 - Present

Responsibilities: Coordinating with external financial advisors and accountants to manage the company's finances, cash flow, and accounting system management.

Other business experience in the past three years:

Employer: BlackPagoda Advisors

Title: Designated Broker

Dates of Service: February, 2022 - Present

Responsibilities: Brokering M&A, capital raise, and strategic partnership deals for companies in the health and finance space within the US, as well as determining valuations and making founder introductions to strategic partners.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jacob Boyle

Amount and nature of Beneficial ownership: 1,105,500

Percent of class: 68.1

RELATED PARTY TRANSACTIONS

Name of Entity: Jacob Boyle

Relationship to Company: Director

Nature / amount of interest in the transaction: Jacob Boyle contributed $7,638 of his money into the company with no expectation of repayment.

Material Terms: Jacob Boyle contributed contributed $7,638 of his money into the company with no expectation of repayment.

Name of entity: Nigam Samal
Relationship to Company: Chief Technical Officer
Nature /amount of interest in the transaction: Nigam Samal was issued 67,000 shares of common stock for services

rendered out of a total option pool of 400,000 set to vest over 5 years and 1,180 shares set to vest throughout FY2024.

Material Terms: Nigam Samal was issued 67,000 shares of common stock for services rendered out of a total option pool of 400,000 set to vest over 5 years and 1,180 shares set to vest throughout FY2024.

Name of entity: Nithin Krishna
Relationship to Company: Chief Medical Officer
Nature /amount of interest in the transaction: Nithin Krishna was issued 67,000 shares of common stock for services rendered out of a total option pool of 400,000 set to vest over 5 years and 1,180 shares set to vest throughout FY2024.

Material Terms: Nithin Krishna was issued 67,000 shares of common stock for services rendered out of a total option pool of 400,000 set to vest over 5 years and 1,180 shares set to vest throughout FY2024.

OUR SECURITIES

Common Stock

The amount of security authorized is 50,000,000 with a total of 1,545,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 1,545,000 shares, includes 1,545,000 shares of Common Stock and does not include 820,000 shares of issued Common Stock options and RSUs.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. There can be no assurance that the company will be able to gain medical device classification or appropriate insurance coverage for any of its products and services in the projected timeframe or at any time in the future. There can be no assurance that the regulatory rules that allow the Company to sell its current product and services will not change to restrict the Company's ability to provide its products and services at any time in the future. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company and 3rd party valuation services hired by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the mental health, medical technology, or robotics industries. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing robots and associated software for mental health treatment. Our revenues are therefore dependent upon the market for digital mental health treatment solutions. Some of our products are still in prototype phase and might never be operational products Some of the Company's products are still in the prototype phase. It is possible that these products may never become operational products or that these products may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. It is possible that these select products may become operational products but may never receive appropriate regulatory classifications to be legally sold or implemented outside of clinical testing environments. It is possible that these products may become functionally operational, but never sold due to the inability to produce these products at a profitable scale due to external supply chain factors and market demand.

Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage for some of our products. Delays or cost overruns in the development of our future products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Developing new products and technologies associated in the medical and health space incurs additional significant risks associated with the regulatory process, including company management's understanding of current regulatory guidelines, the risk for future changes to regulatory guidelines, and the risk that products and technologies in development may never achieve appropriate classifications by notified bodies such as the FDA and the EU MDR to be sold on the market. Any of these events would likely materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. Minority Holder; Securities with No Voting Rights The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. In addition, our growth projections include the expectation of future medical device status for future products, as well as insurance coverage of certain future projects within the first five years of operation after investment. It is possible that new products will fail to meet the criteria to receive medical device clearance and/or insurance coverage in a timely manner, if at all. If new products fail to achieve medical device classification or insurance coverage, it could materially and adversely impact the value of your investment. Furthermore, future growth projections are based on the assumption that levels of production of the company's physical goods are sustainable and scaleable to meet projected demand. There may be certain events - including but not limited to, supply chain crises, increased material costs, labor shortages, labor strikes, dissolution of manufacturing partners - that would render the production schedule indefinitely unfeasible, which could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that MARCo is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns one patent, one Internet domain name, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, clinical oversight, customer support, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), EU MDR (European Union Medical Device Regulation), and other relevant government laws and regulations nationally and globally. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell its current or future products and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, cloud infrastructure, software APIs, investment management, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. It is possible that these third parties may cease to exist, remove key service offerings, increase pricing to a level that prevents continued work, experience cyberattacks or other forms of hacks that prevent continued operation of services, or otherwise stop to act in their current capacity with regards to the relationship with the company. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As a business that relies on internet services and cloud technologies, we may be vulnerable to hackers who may access the data of our investors, customers, and the issuer companies that utilize our platform. Further, any significant disruption in service on MARCo Health, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies and customers interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MARCo Health, Inc. could harm our reputation and materially negatively impact our financial condition and business. In addition, cyber-attacks or other forms of hacking on MARCo Health, Inc.'s products and services may expose the company to litigation that may adversely impact the value of your investment. Supply Chain Risks The Company's MARCo products rely heavily on off-the-shelf electronic components which are subject to severe supply chain volatility. Future production and sales are heavily reliant on the availability and consistent pricing of such components. Loss of sales due to issues in acquiring these components at a fair market price could have cause your shares to be worth less. Medical Device Status MARCo is not yet a medical device. It is on the market under the FDA's emergency authorization of digital therapeutics and guidance on wellness devices. MARCo may not, at the time of this writing, be used to treat, mitigate, prevent, or diagnose any chronic illness, although it may be used to support individuals struggling with such illnesses in a home or clinical setting. MARCo may never obtain medical device approval for prevention, mitigation, diagnosis, or treatment of any chronic illnesses. Future projections rely on MARCo obtaining a medical device and the FDA's guidance on digital therapeutics and wellness devices remaining unchanged for the foreseeable future. Any changes in these projections may have an adverse effect on your shares and cause your shares to be worth less. You trust the managers and the Company to follow all legal guidance to ensure that products are marketed and sold following current guidelines and laws. Risk of Harm from Use of Devices Due to the nature of the technology and the individuals the Company's products are intended to help, situations may arise where the Company's products - directly or indirectly due to miscalculation, failure of services, misuse of products, or malevolent hacking by a 3rd party - may cause harm to a user or other individuals connected to the user, making the Company liable to a law suit. You trust the Company and its managers to take appropriate steps to reduce liability of the Company in the event of such harmful situations, but also understand that such events may have an adverse impact on the price of your shares, making them worth less. Management's Current Understanding of Applicable Laws and Regulations By investing in the company, you are placing trust in the company's management's ability to understand and comply with all applicable laws, legal guidances, and regulations in all of the company's operating and sales jurisdictions. While the company makes a concerted effort to comply with all applicable laws and regulations, because of the comprehensiveness, complexity, and sheer volume of the laws and regulations associated with the mental health, medical, business, and technology space both nationally and internationally, it is possible that the company may unintentionally violate certain laws or regulations during its operations. It is further possible that such violations may lead to materially adverse actions against the company, including, but not limited to, fines, penalties, recalls of products, litigation, shutting down of company plants and operations, and pause in business operations. In the event of such actions, the value of your investment may be adversely materially affected. Additionally, if such actions are severe enough, the company may cease to operate, in which event you may get nothing. Volatility of Artificial Intelligence Algorithms The company's core products and services rely heavily on artificial intelligence (AI) algorithms to deliver core functionality. Unlike traditional algorithms, the performance of AI algorithms is highly volatile and cannot guarantee repeated, accurate results. Additionally, AI algorithms are frequently trained on either unsupervised, unfiltered data sets or data sets that contain harmful biases. These combinations may lead to the company's products and services delivering either incorrect or harmful results to customers. In such an event, the company may experience negative customer reviews, backlash, mistrust in company's products and services, or potential litigation. If any of these actions occur, the value of your investment may be adversely affected. Scalability of Manufacturing Products The company has not yet attempted to manufacture its products at large volume scales. The company's forward looking projections rely on management's assumptions of the reduction in cost of goods sold as the company scales its production. There may be unforeseen challenges with scaling production of the company's products that would increase the cost of goods sold per unit, which may make it unfeasible to sell the products at a profitable, sustainable price. In such an event, the company may choose to stop selling its products, which may adversely impact the value of your investment, or cease to exist, in which case you will only be paid out after all creditors of the company have been paid off. State of Medical Science The company's products and services rely on current understanding of medical science as it relates to psychology and mental health. It is possible that the state of such accepted science progresses faster than the company is able to keep up with. In such event, new companies may appear on the market following the latest science, making our company appear outdated. Additionally, utilizing old science might increase the difficulty of the company obtaining regulatory approval of its products. In either event, the value of your investment may be adversely materially affected. International Copycat Risk Because the Company does not yet have international patents, it may be possible that other companies may produce products similar or identical to the company's products and sell on the international market at a favorable price point or with a strong brand name that might reduce the company's ability to sell internationally. Additionally, these "copycat" products might be differentiated enough from our company's IP that the companies that produce them may be able to sell in the US market, which may limit our company's ability to sell our products. These events may lead to a materially adverse impact on the value of your investment and the Company's ability to perform its primary functions. Required Activities Outside of Crowdfunding Raise Part of the Company's fundraising roadmap involves pursuing grant opportunities and similar forms of non-dilutive fundraising. These opportunities frequently have strict guidelines regarding the use of funds and deliverable requirements in order to earn and retain the funds granted. These grants may require a significant time investment by the Company's management and, in the event that the Company does not meet its other growth goals, a significant investment of non-cash resources from the whole company including, but not limited to, R&D resources, employee time, laboratory and production space, products, and third party involvement. This may limit the Company's pursuit of other opportunities in its roadmap, which carries the possibility of prolonging time until profitability or an exit by acquisition, merger, or IPO. In such an event, the time to receive a payout for your investment in one form or another, including but not limited to dividends and buybacks, may be indefinitely extended.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9, 2025.

MARCo Health, Inc

By   /s/ *Jacob Boyle*

    Name: MARCo Health Inc.

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Jacob Boyle, the CEO and Principal Executive Officer of MARCo Health Inc., hereby certify that the financial statements of MARCo Health Inc. and notes thereto for the periods ending December 31st, 2023 and December 31st, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

MARCo Health Inc has filed its federal tax return for 2024. For the year 2024 the amounts reported on our tax returns were total income (loss) of $97,466; taxable income (loss) of -$12,956 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 03/27/2025.

_____ (Signature)

CEO_____ (Title)

03/27/2025_____ (Date)


MARCo Health Inc.
BALANCE SHEETS
DECEMBER 31, 2024 AND 2023
(unaudited)


STATEMENT OF FINANCIAL POSITION			
		Year Ended December 31,	
		2024	**2023**
ASSETS			
Current Assets			
Cash and Cash Equivalents		$ 27,418.01	$ 8,944.81
Accounts Receivable		$ 22,937.71	$ 114,937.71
Inventory		$ 14,211.94	$ 17,391.02
Other Assets		$ -	$ -
Total Current Assets		$ 64,567.66	$ 141,273.54
Non-Current Assets			
Furniture, Vehicles, Equipment, Construction Buildout, and Leasehold Improvements, net of Accumulated Depreciation		$ 7,274.78	$ 7,274.78
Security Deposits		$ -	$ -
IP and R&D Assets		$ 5,313.33	$ 10,691.07
Total Non-Current Assets		$ 12,588.11	$ 17,965.85
TOTAL ASSETS		$ 77,155.78	$ 159,239.39
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable		$ -	$ -
Payroll Liabilities		$ -	$ -
Sales Tax Payable		$ -	$ -
Current Portion of Long Term Debt		$ -	$ -
Emergency Relief Loan		$ -	$ -
Returns Liability		$ -	$ 22,937.71
Accrued Interest		$ -	$ -
Total Current Liabilities		$ -	$ 22,937.71
Long Term Liabilities			
Deferred Rent		$ -	$ -
Lines of Credit		$ -	$ 4,314.28
Loans		$ -	$ -
Total Long-Term Liabilities		$ -	$ 4,314.28
Total Liabilities		$ -	$ 27,251.99

Equity **Common Stock, par value $0.0001;** **50,000,000 shares authorized; 2,556,609 issued and outstanding as of December 31st, 2022**			
Starting Member's Equity		$ 131,987.40	$ 144,644.58
Member Contributions		$ 7,638.64	$ 15,844.42
Accumulated Deficit		$ (62,470.26)	$ (28,501.60)
Total Equity		$ 77,155.78	$ 131,987.40
TOTAL LIABILITIES AND EQUITY		$ 77,155.78	$ 159,239.39

MARCo Health Inc.
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED
DECEMBER 31, 2024 AND 2023
(unaudited)

STATEMENT OF OPERATIONS			
		Year Ended December 31,	
		2024	**2023**
Revenue		$ 131,901.94	$ 10,107.58
COGS		$ 16,305.00	$ 7,130.00
Other Income		$ 115,596.94	$ -
Grants		$ -	$ -
Total Other Income		$ 115,596.94	$ -
Total of all Income Sources		$ 115,596.94	$ 2,977.58
Operating Expenses		$ -	
R&D Expenditures		$ -	$ -
Reimbursable Expenses		$ -	$ -
Contractor Payments		$ 48,738.01	$ 97,351.13
Employee Payments		$ -	$ 19,728.29
Marketing and Advertisement		$ 20,820.03	$ 4,301.01
Legal & Professional Fees		$ 18,089.28	$ 8,430.39
CPA Fees		$ -	$ -
Travel		$ 810.41	$ -
Bank Fees		$ 463.17	$ 455.00
Software Subscriptions & Cloud Infrastructure		$ 11,601.17	$ 7,875.49
Shipping Fees		$ 1,450.16	$ 1,416.18
Taxes and Licenses		$ 3,036.83	$ 1,234.27
Food and Entertainment		$ 184.75	$ 55.40
Office Space		$ 2,747.65	$ 192.00
Amortization		$ 5,377.73	$ 5,377.73
Total Operating Expenses		$ 113,319.19	$ 146,416.89
Operating Income (loss)		$ 2,277.75	$ (143,439.31)
Other Expense		$ -	$ -
Total Other Expense		$ -	$ -
Net Income (loss)		$ 2,277.75	$ (143,439.31)

MARCo Health Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(unaudited)

STATEMENT OF CASH FLOWS				
			Year Ended December 31,	
			2024	**2023**
Cash Flow from Operating Activities				
Net Income			$ 2,277.75	$ (143,439.31)
Amortization			$ 5,377.73	$ 5,377.73
Net Cash Provided By (Used In) Operating Activities			$ 7,655.48	$ (138,061.58)
Cash Flow from Investing				
Change in Product Inventory			$ 3,179.08	$ (4,638.12)
Change in IP			$ -	$ -
Change in Other Equipment Inventory			$ -	$ -
Net Cash Provided By (Used By) Investing			$ 3,179.08	$ (4,638.12)
Cash Flow From Financing				
Prize money & Grants			$ -	$ -
Crowdfunding			$ -	$ 27,251.99
Owner's Investment			$ 7,638.64	$ 3,090.78
Angel Investment			$ -	$ 12,753.64
LESS: Owner's Draw			$ -	$ -
Net Cash Provided By (Used In) Financing Activities			$ 7,638.64	$ 43,096.41
Cash at beginning of period			$ 8,944.81	$ 108,548.10
Net Cash increase (decrease) for period:			$ 18,473.20	$ (99,603.29)
Ending Cash Balance:			$ 27,418.01	$ 8,944.81

MARCO Health INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Conversion from LLC to C-Corp (July 2022)	-	$ -	$ -	$ -	$ 23,597.95
Issuance of founders stock	1,500,000	$ 15.00	$ 36,301.50	-	$ 36,316.50
Shares issued for services	849,919	$ 8.50	$ -	-	$ 8.50
Contributed capital	56,609	$ 5.66	$ 215,498.12	-	$ 215,503.78
Net income (loss)	-	-	-	$ (143,439.31)	$ (143,439.31)
December 31, 2023	2,406,528	$ 29	$ 251,800	$ (143,439)	$ 131,987
Contributed Capital	-	$ -	$ 7,638.64	-	7,639
Stock option compensation	201,000	$ 2.00	$ -	-	2
Net income (loss)	-	$ -	$ -	(62,470)	(62,470)
December 31, 2024	2,607,528	$ 31	$ 259,438	$ (205,909)	$ 77,158

NOTE 1 – NATURE OF OPERATIONS

MARCo Health Inc. was formed on July 21st, 2022 ("Inception") in the State of Delaware. Prior to Inception, the company operated as MARCo Technologies LLC. formed on February 7th, 2018 in the State of New Jersey. The financial statements of MARCo Health Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bedminster NJ with a registered agent in Wilmington Delaware.

MARCo Health Inc. develops therapeutic social robots and associated software for the improvement of mental health outcomes in clinical and nonclinical usage. These therapeutic robots provide 24/7 access to individuals struggling with their mental health through an AI enabled conversational engine designed to personalize talking to a user as a friend, counselor, or journal. Based on the inputs, the robots give supportive therapeutic modules and exercises, while relaying data feedback to a caregiver to make better decisions, triage high-risk clients, and improve long-term outcomes through a therapeutic alliance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of devices, subscriptions to recurring SaaS fees, and other training and support services provided by the company when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company had no material debt or liabilities at the end of 2024.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. By December 31st, 2024, the Company was not involved with, nor had plans to be involved with, nor were previously involved with any short-term or long-term contractual obligations, non-cancelable or long-term leases, or lines of credit.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 50,000,000 shares of our common stock with par value of $0.00001. As of 04/02/2024 the company has currently issued 2,607,528 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Jacob Boyle, CEO and Director, contributed $7,638 of his money into the company with no expectation of repayment.

Nigam Samal was issued 67,000 shares of common stock for services rendered out of a total option pool of 400,000 set to vest over 5 years and 1,180 shares set to vest throughout FY2024.

Nithin Krishna was issued 67,000 shares of common stock for services rendered out of a total option pool of 400,000 set to vest over 5 years and 1,180 shares set to vest throughout FY2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through 3/27/2025, the issuance date of these financial statements.

The Company has recognized $17,115 of additional revenue in the first quarter of the year, with $78,998 in accounts receivable for the second quarter.

The Company has launched its provider-facing dashboard, MARCo-MOCHI, and has onboarded 3 major healthcare and education institutions into using it with a patient and student population combined reaching 37,000 and 80 providers.

The Company will be opening the Mental Health In Schools conference in April of 2025 as the premier speaker to introduce MARCo to the leaders and decision makers in K-12 education and philanthropists who invest in public education.

The Company has launched a beta of the newest model of MARCo, MARCo-Mini. MARCo Mini is MARCo's lowest cost model yet, and marks a pivot in MARCo Health's business model, from a product producer to a platform creator. MARCo Mini will open new consumer and educational markets, and the design is based on six months of customer research to find the optimal design and form to break into the high-school market.

The Company has innovated a patent-pending AI platform based on MARCo's clinical algorithms. The platform has four pilot programs with three educational and healthcare related organizations: Project Elevate, a Newark NJ based AI company pioneering the future of AI-based education; Insightium, a counseling education company disrupting the future of counselor licensing; Exuding Wellness, a national wellness coaching brand; and the Education Resource Group, an executive function coaching and education developer. This will introduce an additional revenue stream by licensing out the SDK to this software and turning MARCo into an AI marketplace.

Options for Nithin Krishna, Nigam Samal, and Tina Mulligan have continued to vest on a monthly schedule for all months of 2024, following the same monthly schedule as in 2023.

CERTIFICATION

 I, Jacob Boyle, Principal Executive Officer of MARCo Health, Inc, hereby certify that the financial statements of MARCo Health, Inc included in this Report are true and complete in all material respects.

Jacob Boyle

CEO